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**Hey Jacob -**

**$101,040,318.33.**

As of this past Monday (Feb 26th) that was the total assets under management that Carbon Collective Investing has invested on behalf of our clients. (We've known this was coming from 401(k) rollovers, but it was different to actually see it live).

This is a big deal for us.

$100m in AUM is one of those "glass ceilings" for an upstart finance company like ours. It's a before and after type of moment.

On a climate investment level, we have $22.3 million invested in climate solutions as of February 26th! In solar, wind, EVs, batteries, waste to energy, grid expansion, plant based food, water irrigation efficiency... the things that we need to exponentially scale to solve climate change.

We couldn't have gotten here without you: our members and supporters.

So thank you!

And we have more good news. So in celebration, and because there's a good chance you could find it pretty interesting, we thought we'd use this months newsletter to share more of a business update. Where we've been. What's on deck for 2024. Where we're heading. And why our growth matters (for our climate).

Thank you again so much for your support and enthusiasm for our work.

*- Zach, James, and the whole CC team*

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# WeFunder Update

If you missed our last update: we've closed more investment in Carbon Collective from professional investors, which we always pair with an opportunity for our members to invest on the same terms (transparency and access are core principles of how we want to run our business).

We've crossed $34k out of a max of $124k on our WeFunder campaign. If you want to see "the pitch" directly, go check it out. You are our favorite investors and we would love to have you even more formally a part of our journey: https://wefunder.com/carboncollective


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## Where We've Been

We officially launched Carbon Collective in October of 2020. It was a strange and tense time. The election was days away. Covid was raging. No vaccines were in sight. The stock market had fully recovered and was soaring after the March, 2020 crash.

We started by serving individuals. You our members. By the end of 2021, we had $16,433,527 in AUM.

But as 2022 began we felt the market pulling us in two new directions.

First, we needed to "securitize" our climate solutions strategy. It was far too clunky to hold that many individual stocks (early members may remember all of the "Vote Now" emails). And we wanted investors off the platform to be able to access it. So we prepared what would become our first ETF, CCSO, to launch on September 20th, 2022. It now has over $22m in AUM.

And second, you, our members, kept asking us how we could help them with your 401(k)'s at work. You had taken the step to decarbonize and align your own retirement savings with a climate-stable world. Why couldn't you do it at work?

And that's where things really started to take off. At the beginning of 2023, we managed a bit of $6m in 401(k) assets. Now, a little over a year later, we're closing in on $60m (counting some newly signed clients).

If we include assets that are transferring to be under our management, we're nearing $110m total.

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# What's on Deck for 2024

We've got two big announcements for 2024.

The first, we actually cannot share yet. But it's going live in April and will be a really, really cool and impactful addition to our growing family climate-centric offerings.

And the second, just went live this week. We are thrilled to share that as of Monday the first ever fossil-fuel free target date funds for the 401(k) space are live. We've called them our ClimateSmart Target Date Funds.

They finally allow us to deploy our own funds into our 401(k) programs so those seeking a climate-focused portfolio can get the exact same portfolios we offer to our individual clients.

And on Monday we saw our first $5m flow into the funds (with a lot more to come).

For now, we're just excited to deploy these funds into our own 401(k) program and plans. But as they grow and establish their track record in 401(k)'s, we believe they will be well-positioned as a solution for when major corporations are looking to include a climate-focused target date series in their 401(k) plan.

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# Why It Matters for Our Climate

It's great to see Carbon Collective hit these new heights.

But so have our global temperatures. The US just recorded its hottest February on record. And while there are many smaller positive climate stories, the overarching one is still: *"We're behind. Like really behind..."*

So why does the growth of Carbon Collective matter in all of that?

Our answer: we don't think we'll be able to halt and reverse climate change without a climate-centric investment firm like Carbon Collective becoming a massive asset owner.

Why? Because robust primary markets need equally robust secondary markets.

The path to solving climate change is very clear. We *have* to build our way out of it. Just to build all of the new power generation, storage, and transmission for the energy transition alone (that's from using fossil fuels to power our society to renewable and zero carbon energy sources), the estimated price tag is $6 trillion per year.

That's a lot of money.

In 2022, the global GDP was $100 trillion dollars. So we need ~6% of GDP to go into climate solutions every year for the next 30 years if we're going to have a shot at turning this thing around.

That means we're going to need investors across the spectrum from individuals to communities to state pension plans to sovereign wealth funds to invest directly in new solar farms, new battery production facilities, new circular economy technologies, new aviation fuels, new animal feeds, new building technologies, new electrical grid infrastructure, and so much more.

Luckily, a lot of it is happening. In 2023, it was estimated that $1.8 trillion was invested into climate solutions. But it's not fast enough.

Because in order to hit the kinds of scale we need, we're going to need to see way more investment in the primary market. That's investors who directly own privately held equity or debt from climate solutions companies and projects.

And for enough of those investors to get in on the primary market, where the risk and reward are both higher, they will need to know there are equally as many excited investors waiting on the secondary markets (also called public markets) to buy their shares.

If there's not a robust secondary market, the primary market will slow (and maybe even stop).

We like to use the example of collectible sneakers. Would there be lines around the block at a Footlocker if the resale price on Ebay for those limited editions kicks was the same or lower than the original sticker price? No. Sneaker investors are taking the risk to invest in the primary sneaker market (at Footlocker) because they believe they can hold and then profit in the secondary market.

Our theory is that one of the main things getting in the way of a robust secondary market for climate solution equity and debt is... trust. There is no "go-to" trusted company for this kind of investing. Greenwashing is just... everywhere.

We're the first climate-first investment company in the US.

Our mission is to get $1,000,000,000,000 (that's $1 trillion) invested into climate solutions in secondary markets.

And in crossing $100,000,000 million, we just got one big digit closer!

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Thank you again for your support and enthusiasm. As always, we love hearing from you, so please never hesitate to send us your thoughts, questions, or comments.

Until next month!
- *Zach, James, and the CC team.*

## Disclosure:

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

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Carbon Collective Investing, 2648 International Blvd, Ste 115, Oakland, CA 94601

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Investment Advisory Services are offered through Carbon Collective Investing LLC, a registered investment adviser. A copy of Carbon Collective's current written disclosure statement discussing Carbon Collective's business operations, services, and fees is available at the SEC's investment adviser public information website – www.adviserinfo.sec.gov or here

Carbon Collective Investing LLC does not recommend securities except through our automated investing platform. Please remember that securities cannot be purchased, sold, or traded via e-mail or voice message system. Carbon Collective does not make any representations or warranties as to the accuracy, timeliness, suitability, completeness, or relevance of any information prepared by any unaffiliated third party, whether linked to Carbon Collective's website or incorporated herein and takes no responsibility therefor. All such information is provided solely for convenience purposes only and all users thereof should be guided accordingly.

Past performance does not guarantee future results, and the likelihood of investment outcomes is hypothetical in nature. Not an offer, solicitation of an offer, or advice to buy or sell securities in jurisdictions where Carbon Collective is not registered.

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